Exhibit 99.1

NEWS RELEASE

OLYMPUS TERMINATES SHAREHOLDER RIGHTS PLAN

TORONTO, December 21, 2007 - Olympus Pacific Minerals Inc. (the “Company”) (TSX: OYM) announces that at the adjourned Special Meeting (the “Meeting”) held on December 21, 2007, the shareholders did not ratify and approve the amended and restated shareholder rights plan agreement dated as of June 25, 2007 (the “Plan”) by the required vote; and, therefore, the Plan has terminated in accordance with its terms at the conclusion of the Meeting.

ON BEHALF OF THE BOARD OF DIRECTORS OF
OLYMPUS PACIFIC MINERALS INC.

David A. Seton, Executive Chairman

For further information contact:

David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202
www.olympuspacific.com